UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders Meeting held on September 30, 2016 approval of financial statements
2.	Notice of ex-dividend dates applicable to the period October 2016-September 2017
3.	Notice for Extraordinary General Shareholders’ Meeting to be held on October 25, 2016

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	That the Ordinary General Shareholders Meeting held on September 30, 2016, has approved the company’s financial statements, management report and other attachments, for the six month period ended on June 30, 2016. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

APPROVED DISTRIBUTION OF PROFITS

FOR THE SIX MONTH PERIOD ENDING JUNE 30, 2016

GENERAL SHAREHOLDERS' MEETING

Net Income			1,258,834,695,558.85

With tax benefit		1,258,834,695,558.85
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Shareholders Meeting			5,441,144,261,539.73
With tax benefit		4,105,648,348,953.40
Without tax benefit		1,335,495,912,586.33
			(453,530,291,586.36)
Effect in 2014 profits due to the adoption of IFRS (transition of COLGAAP to IFRS)		(333,966,201,122.53)
Effect in the profits as a result of the restatement due to anticipated adoption of IAS 27 (2014-2015)		(119,564,090,463.83)

Total Income available for disposal of the General Shareholders' meeting			6,246,448,665,512.22

To distribute a cash dividend of $ 4,90 per share per month from October 2016 to March 2017, including those two months, over 22.281.017.159 outstanding shares as of the date of this meeting, as follows:			655,061,904,474.60

With benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of October 2016, will be paid from the fourth trading day following the date in which the General Shareholders' Assembly approves the distribution of profits, which is from October 6. In this month, dividends will be paid until October 15.

Occasional reserve at the disposal of General Shareholders' Meeting			5,591,386,761,037.62

Total with tax benefit
Year 2016 - First Semester-with tax benefit:	1,258,834,695,558.85
Acumulated - with tax benefit	3,450,586,444,478.80	4,709,421,140,037.65

Total without tax benefit
Year 2016 - First Semester - without tax benefit	0
Acumulated - without tax benefit	881,965,620,999.97	881,965,620,999.97

TOTAL			6,246,448,665,512.22

2.	The following will be the ex-dividend dates applicable to the period beginning on October, 2016 and ending on March, 2017

Ex-dividend Dates - October 2016 to March 2017
Month	Initial ex-dividend date	Final ex-dividend date
October, 2016	10.03.2016	10.06.2016
November, 2016	10.26.2016	11.01.2016
December, 2016	11.25.2016	12.01.2016
January, 2017	12.27.2016	01.02.2017
February, 2017	01.26.2017	02.01.2017
March, 2017	02.23.2017	03.01.2017

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

3.	An extraordinary General Shareholders’ meeting has been summoned for October 25, 2016 pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

General Shareholders’ Extraordinary Meeting

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summon the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place on Tuesday, October 25, 2016 at 9:00 a.m., at the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Consolidated Financial Statements for the six month period ended June 30, 2016,

5.	Audit Report,

6.	Consideration and approval of the Consolidated Financial Statements for the six month period ended June 30, 2016,

Pursuant to legal and statutory regulations, Financial Statements for the six month period ended June 30, 2016 and related legal documents, will be available for inspection of Shareholders during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, 26th floor, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your certificate of assistance in advance, please confirm your assistance to Deceval at phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting; shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President

Grupo Aval Acciones y Valores S.A.	Bogotá, October 1st, 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel